UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Results of Annual General Meeting

On December 15, 2025, Freightos Limited (the “Company,” “we,” or “us”) held its 2025 annual general meeting (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on November 6, 2025. Those descriptions are incorporated by reference herein.

Based on the presence in person or by proxy of 30,765,662 (or approximately 60.0%) of our outstanding ordinary shares, par value $0.00001 per share (“ordinary shares”), at the Meeting, constituting a quorum, each of the following numbered proposals (and, in the case of Proposal 1, each sub-proposal), which was presented for a vote at the Meeting, was approved by an ordinary majority of our shareholders, which constituted the requisite majority required for the approval of the proposal under our amended and restated articles of association:

(1) Election of each of Rotem Hershko, Udo Lange and Michael Schaecher to the Company’s board of directors (the “Board of Directors”), each to serve as a Class II director of the Company until the third succeeding annual general meeting of the Company and until the due election of his successor:

Name of Director Nominee	Number of Votes and % of Votes in Favor (Excluding Abstentions)	Number of Votes and % of Votes Against (Excluding Abstentions)	Abstentions
Rotem Hershko	30,606,153 (99.5)%	158,135 (0.5)%	1,374
Udo Lange	30,760,888 (99.9)%	3,490 (0.1)%	1,284
Michael Schaecher	30,740,148 (99.9)%	3,475 (0.1)%	22,039

(2) Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2025 and the additional period until the next annual general meeting of the Company, and authorization of the Board of Directors to fix the remuneration of the public accountants in accordance with the volume and nature of their services, or to delegate to the audit committee of the Board of Directors to do so:

Number of Votes and % of Votes in Favor (Excluding Abstentions)	Number of Votes and % of Votes Against (Excluding Abstentions)	Abstentions
30,533,481 (99.2)%	231,350 (0.8)%	831

Continuing Directors

In addition to the above three Class II director nominees who were elected pursuant to Proposal 1 at the Meeting, each of our Class I and Class III directors, consisting of Tzvia Broida, Mark Drusch and Carl Vine (our Class I directors), and Zvi Schreiber, Ezra M. Gardner and Inna Kuznetsova (our Class III directors), will continue to serve on the Board of Directors until the applicable future annual general meeting at which his or her term will expire.

 Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: December 15, 2025
/s/ Michael Oberlander
Name: Michael Oberlander
Title: General Counsel